Land & Buildings Issues Open Letter to Ventas Shareholders

Ventas' Total Shareholder Returns and Earnings Growth Have Significantly Unperformed its Closest Peer Over the Past 10, 5, 3 and 1-Year Periods

Believes Company Will Continue to Trade at a Discount Until Self-Inflicted Investor Communication and Capital Allocation Issues Can be Corrected

Believes Ventas' Bad Faith Engagement with Land & Buildings Underscores the Need for Change at the Board Level

Announces Land & Buildings Has Nominated CIO Jonathan Litt for Election to the Board at Company's 2022 Annual Meeting and Has Filed Preliminary Proxy Materials

Despite Prior Disappointing Engagement, Remains Open to Reaching Constructive Resolution with Ventas

Stamford, CT (March 7, 2022) – Today Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings"), a significant shareholder of Ventas, Inc. (NYSE: VTR) ("Ventas", "VTR", or the "Company"), announced it has issued an open letter to VTR shareholders detailing why the Company needs to take immediate action to address the long-term underperformance shareholders have experienced under the current Board of Directors (the "Board"). Land & Buildings also announced it has nominated its Founder and CIO Jonathan Litt for election at the upcoming 2022 Annual Meeting of Shareholders (the "Annual Meeting") and has filed preliminary proxy materials with the Securities and Exchange Commission.

The full text of the letter is below:

Dear Fellow Ventas Shareholders,

We have tremendous respect – both personally and professionally – for the individuals on the Board and for the Chairman and CEO of Ventas. Over the years, few companies and few leaders in our industry have built as strong a reputation as Ventas and Debra Cafaro. That is why it is particularly disappointing that for quite some time, from a shareholder perspective, the reality has not matched the narrative.

Ventas needs a shareholder representative not only in the boardroom, but on its six-person Investment Committee, who is fully aligned with shareholders and who will bring the objectivity and appropriate experience required to instill accountability and demand improved performance. To that end, we have nominated Land & Buildings Founder and CIO Jonathan Litt for election to the Board and have filed preliminary proxy materials.

If elected, Mr. Litt is committed to collaborating with the Board to help fix the issues that have caused the Company's performance to decline and to working to return Ventas to its industry leader status.

Over any relevant period, Ventas has significantly underperformed

When looking at the past 10, 5, 3 and 1-year periods, Ventas' performance has meaningfully fallen behind its closest peer Welltower Inc. (NYSE: WELL), which trades at a 19% higher cash flow (AFFO) multiple, and both the broader Healthcare REIT and REIT universes.[1]

Total Shareholder Returns	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc (NYSE: VTR)	77%	6%	-1%	6%
Welltower Inc. (NYSE: WELL)	143%	47%	26%	26%
VTR Performance vs. WELL	-67%	-41%	-26%	-21%
VTR Performance vs. Nareit Healthcare Index	-14%	-15%	-10%	-1%
VTR Performance vs. REITs	-73%	-39%	-34%	-18%

Source: Bloomberg, Company Filings

The comparison of VTR versus Welltower is particularly instructive. The two companies are of similar size, have assets of comparable mix and quality, and historically have had similar valuations, often at times trading in line with one another. However, in recent years – to the chagrin of VTR shareholders – this last point has ceased to be true.

Welltower's earnings growth has outpaced Ventas' over the past 10, 5, 3 and 1-year periods, including by double-digits in the past five years.[2] This outperformance is despite WELL's higher exposure to senior housing which was acutely impact by the COVID-19 pandemic.

Normalized FFO/Share Growth	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc.	-21%	-28%	-22%	3%
Welltower Inc	1%	-16%	-15%	11%
VTR Underperformance vs. WELL	-22%	-12%	-7%	-7%

Source: Bloomberg, Company Filings

This inferior earnings growth has, in our view, largely been the result of Ventas' underwhelming capital allocation decisions and lagging senior housing operating portfolio (SHOP) NOI growth, which has subsequently driven the poor TSR underperformance that has frustrated investors for far too long.

---

[1] Data through 2/28/2022; Nareit Healthcare Index defined as FTSE Nareit Equity Health Care Index or FNHEATR Index; REITs defined as MSCI U.S. REIT Index or RMSG Index.
[2] 2022 Normalized FFO is a consensus estimate

Self-inflicted communications and capital allocation missteps have harmed investors

With a company of Ventas' pedigree, investors tend to trust what the Company says and expect that it will follow through on its promises. This faith in VTR's ability to communicate has proven to be misplaced on multiple occasions.

At its June 2019 investor day, Ventas championed a new "Pivot to growth," promising that earnings for the entire company would grow in 2020 and compound over the next five years, and that as a result, the Company would see a "well-deserved multiple expansion" which would boost total shareholder return.

Just a month later, on the second quarter 2019 earnings call, issues were beginning to emerge. The wheels truly fell off in October on the third quarter earnings call – particularly regarding VTR's SHOP segment. The Company ultimately backtracked its growth pivot, lowering its SHOP guidance and stating that as a result, "enterprise growth will be deferred until after 2020." The market's reaction was swift, with the share price declining nearly 9% that day and by 24% in the ensuing seven weeks.

The result was a massive loss of credibility for Ventas with the investment community and the beginning of a sharper divergence between the Company's performance and Welltower's.

As one sell-side analyst noted at the time:

> *While we have deep respect for management and their longer term success, the recent guidance and forecasting stumbles have broken our confidence in their ability to forecast, especially given an uncertain and more challenging senior housing operating environment than previously expected… Going forward, we see…a diminishment of credibility following the Investor Day, subsequent investor meetings and conferences, and the 3Q earnings call.*[3]

The next major misstep that hit the Company could also have been avoided.

Like many other senior housing focused REITS, Ventas had to navigate challenging waters that afflicted the sector during the pandemic. Unfortunately, what this period made clear to us was that the Company had mismanaged its balance sheet heading into the crisis. As a result, just as daylight was visible with the emergence of the vaccine at the end of 2020, Ventas was forced to raise cash by selling a 45% interest in its promising life sciences development pipeline. This $930 million deal was done at cost (7%+ yield).[4] In addition, the Company raised equity at under $45 per share – roughly 35% below the shares' pre-COVID high.

Ventas effectively backed itself into a corner and had to forfeit significant upside from this gem of an asset for cash. The detrimental impact of this deal was even worse than initially anticipated given the continued strength of life science and subsequent recovery in the equity markets.

The latest example of Ventas' poor investment decision-making has its origin in January of 2018, when the Company created Eclipse Senior Living ("ESL"), a whole new senior housing operator of which Ventas

---

[3] "Citi: Ventas Inc. – Everybody Hurts – Downgrade to Neutral," October 28, 2019
[4] Press Release: Ventas and GIC Form Research & Innovation Development Joint Venture, November 6, 2020

owned 34%, to manage 76 underperforming assets. These assets had previously been operated under a triple net lease structure and were converted to SHOP (RIDEA) assets.

ESL badly underperformed in subsequent years and was a principal driver of the missed "Pivot to growth." In October of last year (2021), VTR finally admitted defeat on this project, shuttering ESL and handing over the operations of the now 90 assets to eight local sharp shooters. This transition will likely cause further deterioration in NOI, and the lack of a sale or joint venture around these assets – which had previously been messaged to the investment community on multiple occasions – caused analysts to materially reduce 2022 earnings estimates in November given this portfolio is not contributing positively to earnings today.

Ventas' bad faith engagement underscores the need for the right shareholder perspective in the boardroom

Land & Buildings' principals have known several members of the Board and management team at Ventas professionally and personally for decades. Given the mutual respect that we thought existed, we were hopeful that a constructive settlement could be reach privately and amicably with Ventas.

Initially, that appeared to be the case.

When we first approached the Company, Ventas seemed sincere in welcoming the views of Land & Buildings and had indicated a willingness to reach an agreement around Board composition that we were led to believe could include the appointment of Jonathan Litt to the Board.

As part of this process, Mr. Litt met with two sets of directors for formal interviews. Given the many years of familiarity between Mr. Litt and a number of the individuals involved, and the assurances that had already been provided that a settlement was being offered, our interpretation was that these "interviews" were somewhat pro forma.

Instead, following the interviews Land & Buildings was simply informed that Mr. Litt would not be added as a director. No explanation was given as to why the Board determined not to appoint Mr. Litt.

We believe the Board's willingness to engage in misleading settlement negotiations with a large shareholder underscores the deep-seated issues that exist in the Ventas boardroom and that the right shareholder representation is required to foster a culture of accountability. As a whole, the Board seems to have fallen deeply out of touch with shareholders.

Our engagement with the Company, together with Ventas' long-term underperformance and poor capital allocation decisions, has proven to us that a new voice is not only needed on the Board, but on the Investment Committee, in order to help address the type of shareholder-unfriendly behavior we have experienced and drive improved performance. This is why we have nominated Jonathan Litt to the Board. In addition to bringing shareholder-alignment to the Board, Mr. Litt has extensive experience as a public company director and a lengthy history in the real estate investment industry, which we believe makes him well-qualified to serve as a director of the Company.

***

As always, we would still prefer to reach a negotiated and constructive solution with Ventas. However, at this stage it is necessary to bring our case to our fellow shareholders. We look forward to continuing to speak with other investors in the coming weeks and months.

Sincerely,

Jonathan Litt

Land & Buildings Investment Management, LLC

Media Contact

Longacre Square Partners
Dan Zacchei
dzacchei@longacresquare.com

Investor Contact

Saratoga Proxy Consulting
John Ferguson
(212) 257-1311

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Land & Buildings Investment Management, LLC, together with the other participants named herein (collectively, "Land & Buildings"), has filed a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its highly-qualified director nominee at the 2022 annual meeting of shareholders of Ventas, Inc., a Delaware corporation (the "Company").

LAND & BUILDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE SOLICITATION STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Land & Buildings Capital Growth Fund, LP ("L&B Capital"), Land & Buildings GP LP ("L&B GP"), Land & Buildings Opportunity Fund, LLC ("L&B Opportunity"), L&B Total Return Fund LLC ("L&B Total Return"), L&B Megatrend Fund ("L&B Megatrend"), Land & Buildings Investment Management, LLC ("L&B Management"), and Jonathan Litt.

As of the date hereof, L&B Capital directly owns 186,059 shares of common stock, par value $0.25 per share, of the Company (the "Common Stock"). L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 186,059 shares of Common Stock owned by L&B Capital. As of the date hereof, L&B Opportunity directly owns 44,175 shares of Common Stock. As of the date hereof, L&B Total Return directly owns 108,190 shares of Common Stock. As of the date hereof, L&B Megatrend directly owns 4,660 shares of Common Stock. As of the date hereof, 529,501 shares of Common Stock were held in a certain account managed by L&B Management (the "Managed Account"). L&B Management, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return and L&B Megatrend, and as the investment advisor of the Managed Account, may be deemed the beneficial owner of an aggregate of the 872,585 shares of Common Stock directly owned by L&B Capital, L&B Opportunity, L&B Total Return and L&B Megatrend and held in the Managed Account. Mr. Litt, as the managing principal of L&B Management, may be deemed the beneficial owner of an aggregate of the 872,585 shares of Common Stock directly owned by L&B Capital, L&B Opportunity, L&B Total Return and L&B Megatrend and held in the Managed Account.

1 Landmark Square, Stamford, CT 06901 • (203) 987-5830 • jl@lnbcg.com • landandbuildings.com